Exhibit 99.206

DeFi Technologies’ Subsidiary Valour Gains Approval to Extend Distribution of Single Digital Assets from Top 75 to Top 125

•	Valour approved by Finansinspektionen, the Swedish Financial Supervisory Authority (SFSA), to extend its single digital asset distribution from Top 75 to Top 125 by market capitalisation.
•	The extension opens the door for greater diversification for Valour’s clients.

TORONTO, May 2, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTCQB: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that Valour Inc. (“Valour”), its wholly owned subsidiary and a pioneer in digital asset exchange traded products (“ETPs”), has received approval to extend its distribution from the Top 75 single digital assets by market capitalisation to the Top 125.

The approval from Finansinspektionen, the Swedish Financial Supervisory Authority (“SFSA”), supplements Valour’s base prospectus and will enable Valour to distribute ETPs across the Swedish and EU markets involving the Top 125 single digital assets.

The criteria for the Top 125 are based on data regarding market capitalisation and price per unit in USD as published on coinmarketcap.com.

“With this extension we are opening the door for our clients to access more digital assets and a greater range of innovative technologies. Demand for our ETPs has been tremendous in the first months of 2022 and we’re pleased to be able to bring our clients increased diversity with ease and in a cost-effective way,” said Tommy Fransson, CEO of Valour. “We see this as a natural development as we continue to develop our products and make digital asset investment exposure secure and accessible.”

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across four European exchanges. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX) and Terra Luna (LUNA) ETPs – as well as Valour’s flagship Bitcoin Zero and Valour Ethereum Zero products, the first fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors charging up to 2.5% in management fees.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI, GR: RMJ.F, OTCQB: DEFTF). For more information on Valour, visit www.valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to: the approval by SFSA of Valour’s distribution of ETPs; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the development of future ETPs and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the growth and development of the DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; regulatory approval of ETPs and future adoption of Valour’s ETPs. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Wachsman PR, defitech@wachsman.com
CO: DeFi Technologies, Inc.
CNW 03:00e 02-MAY-22